SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file numbers 1-2116 and 333-32530

ARMSTRONG WOOD PRODUCTS, INC. SALARIED EMPLOYEES’ PROFIT SHARING PLAN

(Full title of the Plan)

ARMSTRONG WORLD INDUSTRIES, INC.

ARMSTRONG HOLDINGS, INC.

2500 Columbia Avenue Lancaster, Pennsylvania 17604

(Name of issuer of the securities held pursuant to the Plan

and the address of its principal executive office)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the committee constituting the administrator which administers the plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

ARMSTRONG WOOD PRODUCTS, INC. SALARIED EMPLOYEES’ PROFIT SHARING PLAN

June 25, 2003	By:	/s/ DONALD C. FETZER, JR.
Donald C. Fetzer, Jr., Member of the Administrative Committee

Independent Auditors’ Report

To the Retirement Committee of the

Armstrong Wood Products, Inc. Salaried

Employees’ Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Armstrong Wood Products, Inc. Salaried Employees’ Profit Sharing Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, on December 6, 2000, Armstrong World Industries, Inc. filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in order to use the court-supervised reorganization process to achieve a resolution of its asbestos liability.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Armstrong Wood Products, Inc. Salaried Employees’ Profit Sharing Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/    KPMG LLP

Philadelphia, Pennsylvania

June 13, 2003

ARMSTRONG WOOD PRODUCTS, INC.

SALARIED EMPLOYEES’ PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	December 31,
	2002	2001
Assets:
Investments in Master Trust:
Cash equivalents:
Fidelity Retirement Money Market Portfolio	$—	$5,872,456
Shares of registered investment companies:
Fidelity Magellan Fund	—	8,795,424
Fidelity Equity Income Fund	—	5,110,950
Fidelity Asset Manager Fund	—	2,206,636
Fidelity Overseas Fund	—	585,396
Fidelity Intermediate Bond Fund	—	1,410,214
Armstrong Common Stock	—	452,592
Participant loans	—	68,500

Total investments	—	24,502,168
Receivables:
Employer contributions	—	26,071
Employee contributions	—	71,888

Total receivables	—	97,959

Total assets	—	24,600,127
Refunds payable to participants	—	46,908

Net assets available for benefits	$—	$24,553,219

See accompanying notes to financial statements.

ARMSTRONG WOOD PRODUCTS, INC.

SALARIED EMPLOYEES’ PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2002 and 2001

	Year Ended December 31,
	2002	2001
Additions to net assets attributed to:
Employee contributions	$2,638,160	$1,840,233
Employer contributions	762,845	609,394
Dividends	214,458	411,536
Interest on fixed income investments	157,891	324,053
Interest on loans	9,108	—

Total additions	3,782,462	3,185,216

Reduction in net assets attributed to:
Benefits paid to participants	3,178,312	4,866,662
Net depreciation in fair value of investments	3,575,737	2,024,345
Transfers to other employee benefit plans	21,581,632	—

Total reductions	28,335,681	6,891,007
Net decrease	(24,553,219)	(3,705,791)

Net assets available for benefits:
Beginning of year	24,553,219	28,259,010

End of year	$—	$24,553,219

See accompanying notes to financial statements.

ARMSTRONG WOOD PRODUCTS, INC.

SALARIED EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

(1)	General Information

The Armstrong Wood Products Inc., Salaried Employees’ Profit Sharing Plan (the “Plan”) was established on January 5, 1976 by Armstrong Wood Products, Inc. (formerly known as Triangle Pacific Corp.) (the “Company” or “Plan Administrator”). The Plan was amended and restated effective January 1, 1993, to comply with applicable requirements of the Internal Revenue Code. On July 22, 1998, the Company was acquired by Armstrong World Industries, Inc. (a subsidiary of Armstrong Holdings, Inc.). On December 6, 2000, Armstrong World Industries, Inc. (“Armstrong”) filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in Wilmington, DE in order to use the court-supervised reorganization process to achieve a resolution of its asbestos liability. Management does not believe that Armstrong’s bankruptcy filing had an adverse impact on the operations of the Plan.

(2)	Plan Merger

On October 17, 2002, Armstrong’s Retirement Committee unanimously passed a resolution to merge the Plan into the Retirement Savings and Stock Ownership Plan of Armstrong World Industries, Inc. on or around December 16, 2002. Effective December 20, 2002, all plan assets and liabilities were transferred out of the Plan.

In the Retirement Savings and Stock Ownership Plan of Armstrong World Industries, Inc., separate balances are maintained for contributions made by or on behalf of each participant. The balances in each fund reflect the participants’ contributions together with dividends, interest, other income, and realized and unrealized gains and losses allocated thereon.

(3)	Plan Description

The following description of the Plan provides only general information. Participants should refer to the Plan document for more detailed information.

(a)	General

The Plan was a defined contribution plan which provided retirement benefits to salaried employees of the Company who had worked 1,000 hours in a consecutive 12-month period, and had attained age 21. Effective November 1, 2001, the Plan was amended to allow for immediate participation by employees upon the completion of one hour of service. The Plan was administered by Armstrong Wood Products, Inc., and advised by the Company’s Administrative Committee, whose members were appointed by the Board of Directors of the Company. The Plan was subject to the provisions of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Contributions

Participants were permitted to contribute up to 16% of their eligible compensation to the Plan, as defined by the Plan documents and were subject to the Internal Revenue Service limitations. Participants elected to invest their contributions in any of the available investment funds offered by Fidelity Management Trust Company, the Trustee. The Company provided a 50% match of active participants’ contributions, for up to 6% of the participant’s eligible compensation. In addition to the Company match, the Company made discretionary contributions to the profit sharing portion of the Plan which were determined by the Board of Directors of Armstrong Wood Products, Inc. The profit sharing contribution for the year ended December 31, 2001 was $0. Effective July 3, 2002 the Plan

ARMSTRONG WOOD PRODUCTS, INC.

SALARIED EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

was amended to eliminate the profit sharing portion of the Plan for employees of the Armstrong Flooring Products Wood Flooring Division.

(c)	Participant Accounts

Separate balances were maintained for contributions made by or on behalf of each participant. The balances in each fund reflected the participants’ contributions together with dividends, interest, and realized and unrealized gains and losses allocated thereon.

(d)	Vesting

As a result of the Plan merger, all active participants became 100% vested in the balances in all of his or her accounts. Any participant who was inactive as of the Plan merger date was not eligible for the 100% vesting in the Company match, but was subject to previous vesting rules:

Years of Vesting Service	Vested Percentage
less than 1	0%
1 but less than 2	20%
2 but less than 3	40%
3 but less than 4	60%
4 but less than 5	80%
5 or more	100%

If a participant’s employment terminated due to death or disability, the participant became fully vested with respect to Company contributions.

(e)	Participant Loans

Effective November 1, 2001, the Plan was amended to allow participant loans. Participants could borrow from the Plan an amount greater than $1,000 but less than 50% of the participant’s vested account balance. In no event could the participant borrow more than $50,000. Loans issued prior to the plan merger (Note 2) were charged an interest rate at 1% above the prime rate of interest being charged by local banks at the time the loan was authorized.

(f)	Payment of Benefits

Upon termination of service due to death, disability, or retirement, a participant elected to receive the vested value of his or her account as a lump-sum distribution, a rollover into another investment, or by purchasing an annuity under the terms of an annuity contract. For termination of service due to other reasons, a participant received the value of the vested interest in his or her account as a lump-sum distribution. Active employees were allowed to make hardship withdrawals from their vested account balance, subject to the determination by the Plan Administrator that the withdrawal was required to meet an immediate and heavy financial need.

ARMSTRONG WOOD PRODUCTS, INC.

SALARIED EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

(g)	Forfeitures

Company contributions forfeited by terminating employees ($65,615 in 2002 and $171,603 in 2001) were used to reduce future Company contributions to the Plan. The Company reinstated forfeited balances to the accounts of participants who rejoined the Company within five years of their termination.

(4)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates recorded.

(b)	Investments in Master Trust

The money market portfolio is stated at cost, which approximates fair value. The value of the participant loans represents the unpaid principal of employee loans. The value of all other investments is based on the net asset value.

Securities transactions are recognized on the settlement date (that date on which payment for a buy or sell order is made or received), since adjustment to a trade-date basis would not be material. Dividend income is recorded on the ex-dividend date. Interest income on participant loans is recorded when paid.

Realized gains and losses on investments are determined by the average cost method.

(c)	Administrative Expenses

In accordance with the provisions of the Plan, unless paid by the Company, all costs of administering the Plan are charged to the Plan. During 2002 and 2001, all significant expenses were paid by the Company.

(5)	Investments in Master Trust

Assets were held in a Master Trust administered by Fidelity Management Trust Company, as Trustee, and were segregated into seven investment options. Certain Plan investments were shares of mutual funds managed by Fidelity Management Trust Company, and therefore, transactions related to these shares qualified as party-in-interest transactions.

The following is a brief description of the investment funds to which Plan participants elected to allocate their contributions. Participants should refer to fund prospectuses for more complete information regarding the investment funds.

1.	Armstrong Holdings, Inc. common stock—Effective April 1, 1999, the Plan was amended to include Armstrong World Industries, Inc. common stock as one of the investment options.

ARMSTRONG WOOD PRODUCTS, INC.

SALARIED EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

Amounts invested in this fund, along with dividend earnings thereon, are invested in Armstrong common stock. On May 1, 2000, Armstrong Holdings, Inc. acquired the stock of Armstrong World Industries, Inc. An indirect holding in Armstrong World Industries, Inc. makes up substantially all of the assets of Armstrong Holdings, Inc. On December 6, 2000, Armstrong World Industries, Inc. filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in Wilmington, DE in order to use the court-supervised reorganization process to achieve a resolution of its asbestos liability. As of December 19, 2000, the Plan was amended to eliminate the Armstrong Holdings, Inc. Common Stock fund as an investment option effective with contributions made on or after December 27, 2000 and transfers processed on or after January 1, 2001. Such common stock shares held by the fund at December 31, 2002 and 2001 were 0 and 132,725, respectively.

2.	Fidelity Magellan Fund—This fund invests in common stocks of companies having substantial growth prospects as determined by independent investment managers.

3.	Fidelity Equity Income Fund—This fund has a primary objective of seeking moderate income levels by investing 65% of total assets in foreign and domestic income producing securities, such as stocks, bonds, and other debt securities. The fund also seeks capital appreciation when consistent with its primary objective.

4.	Fidelity Intermediate Bond Fund—This fund has a primary objective of seeking high current income by investing in U.S. dollar-dominated investment grade debt securities with maturities between three to ten years. The Lehman Brothers Intermediate Government/Corporate Bond Index is used as a guide in structuring the fund and selecting the investments.

5.	Fidelity Overseas Fund—This fund invests in securities of issuers whose principal business activities are outside the U.S. Investments may include common stock and securities convertible into common stock, as well as debt instruments.

6.	Fidelity Asset Manager Fund—This is an asset allocation fund which invests in a portfolio of stocks, bonds, and short-term instruments. The fund has a balanced investment strategy with a goal of high total return with reduced risk over the long term.

7.	Fidelity Retirement Money Market Portfolio—This fund invests in short-term (less than one year maturity) fixed income instruments such as U.S. Treasury Bills, bank certificates of deposit, and high-grade commercial paper.

Participant loans represent the unpaid principal balance of loans to Plan participants in accordance with established loan provision guidelines. As of the Plan merger date, the interest rates ranged between 4.25% and 6.5%. At December 31, 2001, the interest rate was 6.5%.

The following table presents estimated fair values of the investments in the Master Trust at December 31, 2002 and 2001:

Investment	December 31, 2002	December 31, 2001
Armstrong Holdings, Inc. common stock	$—	$452,592
Fidelity Magellan Fund	—	8,795,424

ARMSTRONG WOOD PRODUCTS, INC.

SALARIED EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

Fidelity Equity Income Fund	—	5,110,950
Fidelity Intermediate Bond Fund	—	1,410,214
Fidelity Overseas Fund	—	585,396
Fidelity Asset Manager Fund	—	2,206,636
Fidelity Retirement Money Market Portfolio	—	5,872,456
Participant loans	—	68,500

Total investments	$—	$24,502,168

The amounts of net appreciation (depreciation) in fair value investments in securities of the Master Trust for the years ended December 31, 2002 and 2001 are presented below:

	2002	2001
Armstrong Holdings, Inc. common stock	$(314,312)	$208,484
Fidelity Magellan Fund	(2,038,342)	(1,311,405)
Fidelity Equity Income Fund	(879,820)	(563,887)
Fidelity Intermediate Bond Fund	48,415	32,846
Fidelity Overseas Fund	(131,489)	(177,163)
Fidelity Asset Manager Fund	(260,189)	(213,220)

Total net (depreciation)	$(3,575,737)	$(2,024,345)

(6)	Tax Status of the Plan

The Internal Revenue Service has determined and informed the Company by a letter dated January 3, 1995, that the Plan is designed in accordance with applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Company filed for a new determination letter with the Internal Revenue Service on February 12, 2002, but has not yet received a response. In the opinion of the Plan Administrator and the Plan’s qualified tax advisor, the Plan was designed and operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Company believes that the Plan was qualified and the related trust is tax-exempt.

(7)	Obligation for Benefits

All of the funds in the Plan were held by investing institutions appointed by the Company under a trust agreement. Benefits under the Plan were payable only out of these funds. The Company had no legal obligation to make any direct payment of benefits accrued under the Plan. Neither the Company nor any investing institution guaranteed the funds of the Plan against any loss or depreciation or guaranteed the payment of any benefit.

(8)	Master Trust Agreement

Under the Master Trust Agreement with Fidelity Management Trust Company, the Plan assets held by Fidelity Management Trust Company were commingled and invested with the assets of the Retirement Savings and Stock Ownership Plan of Armstrong World Industries, Inc., the Retirement Savings Plan for Hourly-Paid Employees of Armstrong World Industries, Inc., the Bonus Replacement Retirement Plan of Armstrong World Industries, Inc., the Armstrong Wood Products Non-Union Hourly Employees’ 401(k) Plan, the Hartco Flooring Company Bargaining Employees’ Retirement Savings Plan, the Hartco Flooring

ARMSTRONG WOOD PRODUCTS, INC.

SALARIED EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

Company Retirement Savings Plan, and the Robbins Hardwood Flooring, Inc. Employees’ Retirement Savings Plan. Separate accounting for each plan under the Master Trust Agreement is provided by Fidelity Management Trust Company. The Plan had an undivided interest in the assets of this trust, and ownership was represented by proportionate dollar interest. The following summarizes the financial information of the Master Trust at December 31, 2002 and 2001:

	December 31, 2002		December 31, 2001
	Cost	Fair Value	Cost	Fair Value
Cash equivalents	$17,417,943	$17,417,943	$14,702,620	$14,702,620
Armstrong Common Stock	24,690,434	766,616	28,334,396	7,805,221
Registered investment companies	198,960,863	175,998,853	204,567,980	223,909,392
Fixed income investment contracts	179,105,268	179,105,268	168,529,123	168,529,123
Participant loans	5,979,311	5,979,311	6,245,993	6,245,993

Total investments in Master Trust	$426,153,819	$379,267,991	$422,380,112	$421,192,349

Plan’s interest in Master Trust	$—	$—	$25,229,577	$24,502,168
Plan’s percentage in Master Trust	0.00%	0.00%	5.97%	5.82%

During 2002 and 2001, the Master Trust’s investments (including investments bought, sold, and held during the year) depreciated in value as follows:

	2002	2001
Net (depreciation) in Master Trust	$(61,104,877)	$(34,850,533)
Allocated net (depreciation) in Master Trust	$(3,575,737)	$(2,024,345)

During 2002 and 2001, interest and dividends in the Master Trust were as follows:

	2002	2001
Interest and dividends in Master Trust	$12,173,182	$14,943,680
Allocated interest and dividends from Investment in Master Trust	$381,457	$735,589

Consent of Independent Auditors

The Retirement Committee of the

Armstrong Wood Products, Inc. Salaried

Employees’ Profit Sharing Plan:

We consent to incorporation by reference in the registration statement (No. 333-74633) on Form S-8 of Armstrong World Industries, Inc. of our report dated June 13, 2003, relating to the statements of net assets available for benefits of the Armstrong Wood Products, Inc. Salaried Employees’ Profit Sharing Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended, which report is included herein.

Our report dated June 13, 2003 contains an emphasis paragraph that states that on December 6, 2000, Armstrong World Industries, Inc. filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in order to use the court-supervised reorganization process to achieve a resolution of its asbestos liability.

/s/    KPMG LLP

Philadelphia, Pennsylvania

June 25, 2003